UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                           GEOTEK COMMUNICATIONS, INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    373654102
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 1997
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 17 Pages

                                                              Page 2 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 13,800,306
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    13,800,306
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            13,800,306/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            17.48%/1/

14       Type of Reporting Person*

         PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 3 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 13,800,306
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   13,800,306
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            13,800,306/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            17.48%/1/

14       Type of Reporting Person*

         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 4 of 17 Pages


                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 870,010
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   870,010
    With
                           10       Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            870,010/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.29%/1/

14       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 5 of 17 Pages


                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 870,010
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   870,010
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            870,010/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.29%/1/

14       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 6 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 694,171
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   694,171
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            694,171/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.03%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 7 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 346,955
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   346,955
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            346,955/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0.52%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 8 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,041,126
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,041,126
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,041,126/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.54%/1/

14       Type of Reporting Person*

         OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 9 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,041,126
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,041,126
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,041,126/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.54%/1/

14       Type of Reporting Person*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 10 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power  Number of
  Number of                                 15,941,442
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   15,941,442
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            15,941,442/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                             19.82%/1/

14       Type of Reporting Person*

         IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 11 of 17 Pages


               This Amendment No. 13 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer") and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 13 is being filed by the Reporting Persons to report that certain of the Reporting Persons have converted a portion of their Series P Stock into Shares pursuant to the provisions of the Series P Stock, as a result of which the percentage of Shares of which the Reporting Persons may be deemed the beneficial owner has increased by more than one percent. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.        Source and Amount of Funds or Other Consideration.

          On August 28, 1997 the Reporting Persons set forth below converted a portion of their Series P Stock into Shares pursuant to the provisions of the Certificate of Designation of Series P Stock:

               (i) S-C Rig III converted 90 shares of Series P Stock into 1,160,165 Shares;

               (ii) Winston  L.P.  converted  30 shares  of Series P Stock  into
                    386,722  Shares;

               (iii)Winston  LDC  converted  20 shares  of  Series P Stock  into
                    257,815 Shares; and

               (iv) Winston  LLC  converted  10 shares  of  Series P Stock  into
                    128,907 Shares.

Item 5.   Interest in Securities of the Issuer.


          (a) (i) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 13,800,306 (approximately 17.48% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account, except for the Series P Stock not herein reported as being converted). This number consists of
(i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants, (iv) 4,210,526 Shares issuable upon exercise of the April Warrant, (v) 340,909 Shares issuable upon conversion of the Series N Shares held for the account of S-C Rig III, (vi) 112,500 Shares issuable upon exercise of the June Warrants held for the account of S-C Rig III, (vii) 510,000 Shares issuable upon exercise of the 510,000 Series P Initial Warrants and (viii) 2,709,857 Shares held for the account of S-C Rig III.

          Pursuant to the Letter Agreement entered into between certain of the Reporting Persons and the Issuer (filed as Exhibit T to Amendment No. 10 and incorporated herein by reference), the remaining shares of Series P Stock are not currently convertible and may only be converted upon the occurrence of certain events or after December 31, 1997. To the extent that any of the Reporting Persons have the right to convert the Series P Stock within 60 days of any specified date in the future, they may be deemed to be the beneficial owners of additional Shares pursuant to the formula below as of such specified date.

          As reported in Amendment No. 10 to the Initial Statement on Schedule 13D filed by the Reporting Persons, the number of Shares into which the Series P Stock is convertible depends, in part, on the "Average Stock Price" (as such term is defined in Amendment No. 10) of the Shares. For the purposes of the remainder of this Item 5, in determining the number of Shares into which the remaining Series P Stock will be convertible, an assumption has been made that

                                                             Page 12 of 17 Pages

the Average Stock Price is $3.941455 per Share. This price approximates the recent trading price of Shares. Based on this price, which fluctuates on a daily basis and is only an estimate for the purposes of this filing, each share of remaining Series P Stock would be convertible into approximately 12,686 Shares.

          Assuming the conversion of all of the remaining Series P Stock held for the account of S-C Rig III, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 15,703,157 (approximately 19.42% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 150 shares of Series P Stock into approximately 1,902,851 Shares.

               (ii) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 870,010 (approximately 1.29% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston L.P., except for the Series P Stock not herein reported as being converted). This number consists of (i) the 170,000 Shares issuable upon the exercise of the 170,000 Series P Initial Warrants held for the account of Winston L.P. and (ii) 700,010 Shares held for the account of Winston L.P.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston L.P., the aggregate number of Shares of which each of
Winston L.P. and CFM may be deemed a beneficial owner is 1,504,294 (approximately 2.22% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston L.P. of all of the convertible securities held for its account). This number assumes the conversion of 50 shares of Series P Stock into approximately 634,284 Shares.

               (iii) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 694,171 (approximately 1.03% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LDC, except for the Series P Stock not herein reported as being converted). This number consists of (i) 75,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 25,020 Shares issuable upon exercise of the June Warrants held for its account, (iii) 113,333 Shares issuable upon the exercise of the 113,333 Series P Initial Warrants, and
(iv) 480,000 Shares held for the account of Winston LDC.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston LDC, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 1,116,984 (approximately 1.65% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC of all of the convertible securities held for its account). This number assumes the conversion of 33.33 shares of Series P Stock into approximately 422,813 Shares.

               (iv) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Winston LLC may be deemed a beneficial owner is 346,955 (approximately 0.52% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the

                                                             Page 13 of 17 Pages

account of Winston LLC, except for the Series P Stock not herein reported as being converted). This number consists of (i) 37,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 12,480 Shares issuable upon exercise of the June Warrants held for its account, (iii) 56,667 Shares issuable upon the exercise of the 56,667 Series P Initial Warrants, and
(iv) 239,990 Shares held for the account of Winston LLC.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston LLC, the aggregate number of Shares of which may be deemed a beneficial owner is 558,425 (approximately 0.83% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 16.67 shares of Series P Stock into approximately 211,470 Shares.

               (v) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 1,041,126 (approximately 1.54% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston LDC and Winston LLC, except for the Series P Stock not herein as being converted). This number consists of (i) 694,171 Shares which Winston LDC may be deemed to own beneficially and (ii) 346,955 Shares which Winston LLC may be deemed to own beneficially.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the accounts of Winston LDC and Winston LLC, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 1,675,410 (approximately 2.46% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC and Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 50 shares of Series P Stock held for the accounts of Winston LLC and Winston LDC into approximately 634,284 Shares.

               (vi) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 15,941,442 (approximately 19.82% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner, except for the Series P Stock not herein reported as being converted). This number consists of (i) 13,800,306
Shares which S-C Rig III and the General Partner may be deemed to own beneficially, (ii) 30,000 Shares issuable upon exercise of the options held directly for the personal account of Dr. Chatterjee, (iii) 200,000 Shares issuable upon exercise of the options held by XTEC, (iv) 1,041,126 Shares which Chatterjee Advisors and Chatterjee Management may be deemed to own beneficially, and (v) the 870,010 Shares of which Winston L.P. and CFM may be deemed to own beneficially.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 19,112.860 (approximately 22.86% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III, Winston

                                                             Page 14 of 17 Pages


L.P., Winston LDC and Winston LLC of all of the convertible securities held for their accounts). This number assumes the conversion of 250 shares of Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC into approximately 3,171,418 Shares.

          (b) (i) Each of S-C Rig III and the General Partner has sole power to vote and dispose of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of S-C Rig III.

               (ii) Each of Winston L.P. and CFM has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of Winston L.P.

               (iii) Winston LDC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account.

               (iv) Winston LLC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account.

               (v) Each of Chatterjee Advisors and Chatterjee Management has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts Winston LDC and Winston LLC.

               (vi) Dr. Chatterjee may be deemed to have the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

                    Dr. Chatterjee also may be deemed to have the sole power to vote and dispose of the 230,000 Shares issuable upon exercise of the 30,000 options held directly by him and the 200,000 options held by XTEC.

          (c) Except as disclosed in Item 3, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since July 6, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The partners of S-C Rig III, including Tivadar Charitable Lead Trust, created under agreement dated 9/30/82 by Mr. George Soros as grantor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig III in accordance with their partnership interests in S-C Rig III.

               (ii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                                                             Page 15 of 17 Pages


               (iii) The shareholders of each of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, and Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of each of Winston LDC and Winston LLC, respectively, in accordance with their ownership interests in Winston LDC and Winston LLC.

               (iv) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the 30,000 options described herein as being held directly for his personal account.

               (v) The shareholders of XTEC, including Dr. Chatterjee, have the right to receive dividends from, or proceeds from the sale of, the 200,000 options described herein as being held for the account XTEC in accordance with their ownership interests in XTEC.

          (e)  Not applicable.

                                                             Page 16 of 17 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


September 4, 1997                       S-C RIG INVESTMENTS-III, L.P.

                                        By:  S-C RIG CO., its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Vice President

                                        S-C RIG CO.

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President

                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 17 of 17 Pages



                                        WINSTON PARTNERS II LDC

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC
                                             its Manager

                                             By:  /S/ PETER HURWITZ
                                                  --------------------------
                                                  Peter Hurwitz
                                                  Manager


                                        CHATTERJEE ADVISORS LLC

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                        CHATTERJEE MANAGEMENT COMPANY

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact